UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.    )1

Schmitt Industries, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

806870200

(CUSIP Number)

DAVID E. LAZAR

C/O ACTIVIST INVESTING LLC

1185 Avenue of the Americas, Third Floor

New York, New York 10036

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 172,642
	8	SHARED VOTING POWER 205,250
	9	SOLE DISPOSITIVE POWER 172,642
	10	SHARED DISPOSITIVE POWER 205,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 126,558
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 126,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS CUSTODIAN VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 78,692
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 78,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value (the “Shares”), of Schmitt Industries, Inc., an Oregon corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2765 N.W. Nicolai Street, Portland, Oregon 97210.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	Activist Investing LLC, a New York limited liability company (“Activist Investing”);

(ii)	Custodian Ventures LLC, a Wyoming limited liability company (“Custodian Ventures”); and

(iii)	David Elliot Lazar, as the sole member and Chief Executive Officer of each of Activist Investing and Custodian Ventures.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of Activist Investing, Custodian Ventures and Mr. Lazar is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.

(c) The principal business of Activist Investing is actively investing in distressed public companies. The principal business of Custodian Ventures is assisting and providing custodial services to distressed public companies in securities and engaging in all related activities and transactions. The principal occupation of Mr. Lazar is serving as the sole member and Chief Executive Officer of each of Activist Investing and Custodian Ventures.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lazar is a citizen of the United States of America and Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Activist Investing and Custodian Ventures were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted. The aggregate purchase price of the 126,558 Shares directly beneficially owned by Activist Investing is approximately $756,613, excluding brokerage commissions. The aggregate purchase price of the 78,692 Shares directly beneficially owned by Custodian Ventures is approximately $321,063, excluding brokerage commissions. The Shares purchased by Mr. Lazar were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted. The aggregate purchase price of the 172,642 Shares directly beneficially owned by Mr. Lazar is approximately $891,670, excluding brokerage commissions

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On November 19, 2021, Custodian Ventures issued a press release (the “Press Release”) announcing its ownership interest in the Issuer. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 3,808,068 Shares outstanding, which is the total number of Shares outstanding as of October 25, 2021, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 9, 2021.

A.	Activist Investing

(a)	As of the close of business on November 18, 2021, Activist Investing directly beneficially owned 126,558 Shares.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 126,558
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 126,558

B.	Custodian Ventures

(a)	As of the close of business on November 18, 2021, Custodian Ventures directly beneficially owned 78,692 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 78,692
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 78,692

C.	Mr. Lazar

(a)	As of the close of business on November 18, 2021, Mr. Lazar directly beneficially owned 172,642 Shares. Mr. Lazar, as the sole member and Chief Executive Officer of Activist Investing and Custodian Ventures, may be deemed the beneficial owner of the (i) 126,558 Shares owned by Activist Investing and (ii) 78,692 Shares owned by Custodian Ventures.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 172,642
2. Shared power to vote or direct vote: 205,250
3. Sole power to dispose or direct the disposition: 172,642
4. Shared power to dispose or direct the disposition: 205,250

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 19, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Press Release, dated November 19, 2021.

99.2	Joint Filing Agreement, dated November 19, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	November 19, 2021

ACTIVIST INVESTING LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

/s/ David E. Lazar
DAVID E. LAZAR

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Common Stock Purchased	Price Per Share($)	Date of Purchase

ACTIVIST INVESTING LLC

Purchase of Common Stock	44,839	5.9525	11/16/2021
Purchase of Common Stock	27,497	5.9418	11/17/2021
Purchase of Common Stock	54,222	5.9120	11/18/2021

CUSTODIAN VENTURES LLC

Purchase of Common Stock	1,850	4.0000	10/15/2021
Purchase of Common Stock	150	4.0000	10/15/2021
Purchase of Common Stock	100	4.0000	10/15/2021
Purchase of Common Stock	900	4.0000	10/15/2021
Purchase of Common Stock	200	4.0000	10/18/2021
Purchase of Common Stock	150	4.0000	10/18/2021
Purchase of Common Stock	150	4.0000	10/18/2021
Purchase of Common Stock	100	4.0000	10/18/2021
Purchase of Common Stock	100	3.9900	10/18/2021
Purchase of Common Stock	300	4.0000	10/18/2021
Purchase of Common Stock	5,798	3.8999	10/19/2021
Purchase of Common Stock	1	3.8900	10/19/2021
Purchase of Common Stock	100	3.8900	10/19/2021
Purchase of Common Stock	100	3.8900	10/19/2021
Purchase of Common Stock	1	3.8500	10/19/2021
Purchase of Common Stock	6,000	3.8921	10/19/2021
Purchase of Common Stock	47	3.8999	10/19/2021
Purchase of Common Stock	100	3.8999	10/19/2021
Purchase of Common Stock	2,353	3.8999	10/19/2021
Purchase of Common Stock	897	3.9000	10/19/2021
Purchase of Common Stock	3	3.9000	10/19/2021
Purchase of Common Stock	100	3.8900	10/19/2021
Purchase of Common Stock	3	3.8550	10/19/2021
Purchase of Common Stock	94	3.8765	10/19/2021
Purchase of Common Stock	100	3.8550	10/19/2021
Purchase of Common Stock	600	3.8765	10/19/2021
Purchase of Common Stock	100	3.8765	10/19/2021
Purchase of Common Stock	3	3.8765	10/19/2021
Purchase of Common Stock	100	3.8765	10/19/2021
Purchase of Common Stock	1,000	3.8366	10/19/2021
Purchase of Common Stock	1,000	3.8987	10/19/2021
Purchase of Common Stock	1,000	3.9222	10/20/2021
Purchase of Common Stock	1,000	3.8800	10/20/2021
Purchase of Common Stock	200	3.8470	10/21/2021
Purchase of Common Stock	200	3.8470	10/21/2021
Purchase of Common Stock	100	3.8400	10/21/2021
Purchase of Common Stock	100	3.8400	10/21/2021

Sch. A-1

Purchase of Common Stock	100	3.8400	10/21/2021
Purchase of Common Stock	200	3.8700	10/21/2021
Purchase of Common Stock	200	3.8600	10/21/2021
Purchase of Common Stock	100	3.8600	10/21/2021
Purchase of Common Stock	1,800	3.8700	10/21/2021
Purchase of Common Stock	100	3.8600	10/21/2021
Purchase of Common Stock	100	3.8600	10/21/2021
Purchase of Common Stock	100	3.8600	10/21/2021
Purchase of Common Stock	100	3.8600	10/21/2021
Purchase of Common Stock	100	3.8600	10/21/2021
Purchase of Common Stock	100	3.8700	10/21/2021
Purchase of Common Stock	100	3.8600	10/21/2021
Purchase of Common Stock	1,000	3.8100	10/21/2021
Purchase of Common Stock	2,000	3.8299	10/21/2021
Purchase of Common Stock	2,000	3.8299	10/21/2021
Purchase of Common Stock	50	3.8798	10/21/2021
Purchase of Common Stock	100	3.8550	10/21/2021
Purchase of Common Stock	200	3.8500	10/21/2021
Purchase of Common Stock	400	3.8500	10/21/2021
Purchase of Common Stock	100	3.8550	10/21/2021
Purchase of Common Stock	100	3.8500	10/21/2021
Purchase of Common Stock	50	3.8500	10/21/2021
Purchase of Common Stock	100	3.8470	10/21/2021
Purchase of Common Stock	100	3.8470	10/21/2021
Purchase of Common Stock	611	3.8000	10/22/2021
Purchase of Common Stock	100	3.8000	10/22/2021
Purchase of Common Stock	814	3.8000	10/22/2021
Purchase of Common Stock	16	3.8000	10/22/2021
Purchase of Common Stock	44	3.8000	10/22/2021
Purchase of Common Stock	1,025	3.8000	10/22/2021
Purchase of Common Stock	200	3.7900	10/22/2021
Purchase of Common Stock	1,590	3.7900	10/22/2021
Purchase of Common Stock	400	3.7900	10/22/2021
Purchase of Common Stock	200	3.7900	10/22/2021
Purchase of Common Stock	100	3.8000	10/25/2021
Purchase of Common Stock	100	3.8000	10/25/2021
Purchase of Common Stock	100	3.8000	10/25/2021
Purchase of Common Stock	100	3.7900	10/25/2021
Purchase of Common Stock	891	3.8000	10/25/2021
Purchase of Common Stock	379	3.8000	10/25/2021
Purchase of Common Stock	350	3.8000	10/25/2021
Purchase of Common Stock	12	3.8000	10/25/2021
Purchase of Common Stock	18	3.8000	10/25/2021
Purchase of Common Stock	6	3.8000	10/25/2021
Purchase of Common Stock	96	3.8000	10/25/2021
Purchase of Common Stock	48	3.8000	10/25/2021
Purchase of Common Stock	100	3.8000	10/25/2021
Purchase of Common Stock	100	3.8000	10/25/2021
Purchase of Common Stock	2,000	3.8000	10/25/2021
Purchase of Common Stock	1,291	3.8500	10/26/2021
Purchase of Common Stock	183	3.8500	10/26/2021
Purchase of Common Stock	148	3.9000	10/28/2021

Sch. A-2

Purchase of Common Stock	42	3.9000	10/28/2021
Purchase of Common Stock	500	3.9000	10/28/2021
Purchase of Common Stock	40	3.9000	10/28/2021
Purchase of Common Stock	200	3.9000	10/28/2021
Purchase of Common Stock	90	3.9000	10/28/2021
Purchase of Common Stock	570	3.9000	10/28/2021
Purchase of Common Stock	300	3.9000	10/28/2021
Purchase of Common Stock	300	3.9000	10/28/2021
Purchase of Common Stock	22	3.9000	10/28/2021
Purchase of Common Stock	100	3.9000	10/28/2021
Purchase of Common Stock	100	3.9000	10/28/2021
Purchase of Common Stock	488	3.9000	10/28/2021
Purchase of Common Stock	100	3.9000	10/28/2021
Purchase of Common Stock	199	4.3650	11/01/2021
Purchase of Common Stock	3,700	4.3600	11/01/2021
Purchase of Common Stock	100	4.3499	11/01/2021
Purchase of Common Stock	100	4.3499	11/01/2021
Purchase of Common Stock	100	4.3499	11/01/2021
Purchase of Common Stock	1	4.3499	11/01/2021
Purchase of Common Stock	100	4.3499	11/01/2021
Purchase of Common Stock	200	4.3499	11/01/2021
Purchase of Common Stock	100	4.3499	11/01/2021
Purchase of Common Stock	100	4.3499	11/01/2021
Purchase of Common Stock	100	4.3499	11/01/2021
Purchase of Common Stock	100	4.3499	11/01/2021
Purchase of Common Stock	100	4.3499	11/01/2021
Purchase of Common Stock	96	4.4400	11/01/2021
Purchase of Common Stock	200	4.4400	11/01/2021
Purchase of Common Stock	3,099	4.4391	11/01/2021
Purchase of Common Stock	400	4.4400	11/01/2021
Purchase of Common Stock	700	4.4400	11/01/2021
Purchase of Common Stock	100	4.4300	11/01/2021
Purchase of Common Stock	4	4.4290	11/01/2021
Purchase of Common Stock	100	4.4200	11/01/2021
Purchase of Common Stock	1	4.4200	11/01/2021
Purchase of Common Stock	100	4.4190	11/01/2021
Purchase of Common Stock	200	4.4200	11/01/2021
Purchase of Common Stock	600	4.4000	11/01/2021
Purchase of Common Stock	1,154	4.4000	11/01/2021
Purchase of Common Stock	100	4.4000	11/01/2021
Purchase of Common Stock	100	4.4000	11/01/2021
Purchase of Common Stock	646	4.4000	11/01/2021
Purchase of Common Stock	100	4.4000	11/01/2021
Purchase of Common Stock	300	4.4000	11/01/2021
Purchase of Common Stock	700	4.4000	11/01/2021
Purchase of Common Stock	100	4.3800	11/01/2021
Purchase of Common Stock	200	4.3900	11/01/2021
Purchase of Common Stock	900	4.3800	11/01/2021
Purchase of Common Stock	100	4.3700	11/01/2021
Purchase of Common Stock	200	4.4590	11/01/2021
Purchase of Common Stock	100	4.4500	11/01/2021
Purchase of Common Stock	100	4.4600	11/01/2021

Sch. A-3

Purchase of Common Stock	3,400	4.4150	11/01/2021
Purchase of Common Stock	100	4.4500	11/01/2021
Purchase of Common Stock	100	4.4600	11/01/2021
Purchase of Common Stock	100	4.4500	11/01/2021
Purchase of Common Stock	100	4.4150	11/01/2021
Purchase of Common Stock	100	4.4500	11/01/2021
Purchase of Common Stock	100	4.4500	11/01/2021
Purchase of Common Stock	100	4.4660	11/01/2021
Purchase of Common Stock	100	4.4500	11/01/2021
Purchase of Common Stock	100	4.4500	11/01/2021
Purchase of Common Stock	100	4.4680	11/01/2021
Purchase of Common Stock	100	4.4600	11/01/2021
Purchase of Common Stock	100	4.4150	11/01/2021
Purchase of Common Stock	90	4.5000	11/01/2021
Purchase of Common Stock	1,035	4.5000	11/01/2021
Purchase of Common Stock	5,390	4.5000	11/01/2021
Purchase of Common Stock	4	4.5000	11/01/2021
Purchase of Common Stock	1	4.5000	11/01/2021
Purchase of Common Stock	80	4.5000	11/01/2021
Purchase of Common Stock	100	4.4800	11/01/2021
Purchase of Common Stock	100	4.4900	11/01/2021
Purchase of Common Stock	100	4.4900	11/01/2021
Purchase of Common Stock	100	4.4880	11/01/2021
Purchase of Common Stock	300	4.4175	11/01/2021
Purchase of Common Stock	100	4.4175	11/01/2021
Purchase of Common Stock	50	4.4175	11/01/2021
Purchase of Common Stock	200	4.4175	11/01/2021
Purchase of Common Stock	400	4.4175	11/01/2021
Purchase of Common Stock	40	4.4175	11/01/2021
Purchase of Common Stock	140	4.4175	11/01/2021
Purchase of Common Stock	140	4.4175	11/01/2021
Purchase of Common Stock	140	4.4175	11/01/2021
Purchase of Common Stock	8	4.4175	11/01/2021
Purchase of Common Stock	20	4.4175	11/01/2021
Purchase of Common Stock	3	4.4175	11/01/2021
Purchase of Common Stock	1	4.4175	11/01/2021
Purchase of Common Stock	1	4.4175	11/01/2021
Purchase of Common Stock	3	4.4175	11/01/2021
Purchase of Common Stock	100	4.3999	11/01/2021
Purchase of Common Stock	435	4.5000	11/02/2021
Purchase of Common Stock	100	4.5000	11/02/2021
Purchase of Common Stock	103	4.5000	11/02/2021
Purchase of Common Stock	104	4.5000	11/02/2021
Purchase of Common Stock	300	4.4900	11/02/2021
Purchase of Common Stock	29	4.4700	11/02/2021
Purchase of Common Stock	200	4.4499	11/02/2021
Purchase of Common Stock	1	4.4400	11/02/2021

Sch. A-4

DAVID E. LAZAR

Purchase of Common Stock	2,400	4.0033	10/13/2021
Purchase of Common Stock	4,000	3.9749	10/14/2021
Purchase of Common Stock	4,200	3.9481	10/15/2021
Purchase of Common Stock	1,300	3.8862	10/18/2021
Purchase of Common Stock	500	3.7000	10/25/2021
Purchase of Common Stock	12,534	4.7564	11/02/2021
Purchase of Common Stock	19,426	4.9609	11/03/2021
Purchase of Common Stock	12,299	4.9260	11/04/2021
Purchase of Common Stock	17,260	4.9733	11/05/2021
Purchase of Common Stock	25,133	5.2252	11/08/2021
Purchase of Common Stock	15,072	5.2120	11/09/2021
Purchase of Common Stock	8,855	5.3145	11/10/2021
Purchase of Common Stock	14,900	5.4869	11/11/2021
Purchase of Common Stock	14,763	5.4707	11/12/2021
Purchase of Common Stock	20,000	5.7561	11/15/2021

Sch. A-5